Exhibit 99


FOR IMMEDIATE RELEASE                   Contact:  Robert P. Borchert
                                                  Director,
                                                  Corporate Communications
                                                  (201) 525-5932



               MULTICARE REPORTS RECORD SECOND QUARTER RESULTS

                -- Revenues Increase 36%; Net Income Up 50% --


HACKENSACK, NJ, August 6, 1997 -- The Multicare Companies, Inc. (NYSE:MUL) today announced record financial results for the second quarter and six month period ended June 30, 1997. In comparing the second quarter of 1997 with the same period in 1996:

     - Revenues increased 35.8% to $179.2 million from $131.9 million.
     - Income before income taxes and extraordinary item rose 48.0% to $16.3 million compared with $11.0 million.
     - Net income increased 50.2% to $10.2 million, or $0.30 per share versus $6.8 million, or $0.24 per share.
     - Quality mix, or percent of revenues from non-Medicaid sources, remained high at 67% compared with 64%.
     - Occupancy at the Company's facilities was 92% in both periods.
     - Revenues from specialty medical services, which includes institutional pharmacy, sub-acute care, rehabilitative therapies and medical supplies, grew 37% to $71.8 million from $52.4 million and accounted for 40% of revenues in both years.

In comparing the first half 1997 to the first half 1996:

     - Revenues increased 38.1% to $348.0 million from $251.9 million.
     - Income before income taxes and extraordinary item increased 43.6% to $30.2 million compared with $21.0 million.
     - Net income before extraordinary item (loss on extinguishment of debt) increased 46.0% to $18.9 million, or $0.56 per share, compared with $13.0 million, or $0.46 per share.
     - Net income increased 57.2% to $18.1 million, or $0.54 per share, compared with $11.5 million, or $0.41 per share.

                                  - more -

Multicare Second Quarter Results
Page 2
August 6, 1997



"Multicare's operating performance continues to be driven by the dedication and focus of our managers and employees to provide the highest level of quality patient care services in all of our facilities," said Daniel E. Straus, president and co-chief executive officer of Multicare. "We believe that the quality of our assets and success of our growth strategy will be translated into exceptional returns for all Multicare shareholders through the Genesis transaction."

On June 16, 1997, the Company announced that it had signed a definitive agreement through which a company formed by Genesis Health Ventures, Inc. (NYSE: GHV), The Cypress Group LLC and The Texas Pacific Group (TPG), will acquire Multicare for $28.00 per share in cash, resulting in a transaction value of $1.4 billion, including the assumption or repayment of debt. In accordance with the terms of the merger, Genesis, Cypress and TPG have commenced a tender offer to acquire a majority of the outstanding shares. The transaction is subject to required regulatory approvals and other conditions and is expected to close by September 30, 1997.

Founded in 1984, The Multicare Companies, Inc. is a leading provider of high quality, cost-effective long-term care and specialty medical services. Multicare owns, leases or manages 156 facilities with more than 16,000 beds in 11 states, and is the market share leader in New Jersey, Massachusetts and West Virginia. Multicare also owns and operates a number of ancillary health care businesses, including a significant institutional pharmacy operation servicing over 30,000 beds through eight locations. The Company's long-term care services include skilled nursing care, sub-acute care, assisted living, home health care and related support activities traditionally provided in long-term care facilities.

NOTE: This news release contains forward-looking statements which are subject to certain risks and uncertainties. Although Multicare believes the assumptions accompanying such forward-looking statements are reasonable, there can be no assurance that expected results will occur. A significant variation between actual results and any of such assumptions may cause actual results to differ materially from expectations. For more specific information concerning such risks and uncertainties, refer to Multicare's Form 10-Q to be filed for the period ended June 30, 1997, Form 10-K for the year ended December 31, 1996 and other Securities and Exchange Commission filings.


                            - Tables to Follow -

<PAGE 3>

                        THE MULTICARE COMPANIES, INC.
                               AND SUBSIDIARIES

                    Consolidated Statements of Operations

                    (In thousands, except per share data)

                                           Three months        Six months
                                              ended               ended
                                             June 30,           June 30,

                                            1996     1997       1996    1997

Net revenues                           $ 131,889  179,164    251,946 347,956

Expenses:
Operating expense                         99,432  135,598    190,469 263,300
Corporate, general and administrative
expense                                    6,258    8,901     12,413  17,091
Lease expense                              3,036    4,207      5,769   8,358
Depreciation and amortization expense      5,553    7,213     10,207  14,083
Interest expense, net                      6,621    6,984     12,084  14,168
Debenture conversion expense                 ---      ---        ---     785
Total expenses                           120,900  162,903    230,942 317,785

Income before income taxes and
extraordinary item                        10,989   16,261     21,004  30,171

Income tax expense                         4,209    6,080      8,027  11,230
Income before extraordinary item           6,780   10,181     12,977  18,941
Extraordinary item - loss on
extinguishment of debt,
net of tax benefit                           ---      ---      1,481     873

Net income                             $   6,780   10,181     11,496  18,068

Income per common share assuming full
dilution:
Income before extraordinary item       $     .24      .30        .46     .56

Net income                             $     .24      .30        .41     .54
Weighted average number of common
shares outstanding assuming full
dilution                                  32,565   36,656     32,511  36,652